As filed with the Securities and Exchange Commission on March 24, 2004
Registration Statement No. 333-113513

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Akamai Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	04-3432319
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8 Cambridge Center

Cambridge, Massachusetts 02142
(617) 444-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Melanie Haratunian

Vice President and General Counsel
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, Massachusetts 02142
(617) 444-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Susan W. Murley, Esq.

Thomas S. Ward, Esq.
Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

        Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                  .

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                  .

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), SHALL DETERMINE.

The information in this prospectus is not complete and may be changed. The selling securityholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling securityholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 24, 2004

PROSPECTUS

$200,000,000 Principal Amount of 1.0% Convertible Senior Notes

due December 15, 2033

12,944,980 Shares of Common Stock, $0.01 Par Value per Share

Akamai Technologies, Inc.

      We issued $200,000,000 aggregate principal amount of our 1.0% Convertible Senior Notes due December 15, 2033, which we refer to as our convertible notes, in private placements on December 12, 2003 and January 7, 2004. The initial purchasers resold the convertible notes to qualified institution buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. This prospectus will be used by the selling securityholders from time to time to resell their convertible notes and the common stock issuable upon the conversion of the convertible notes. We will not receive any of the proceeds from the sale of the convertible notes or the shares of our common stock offered by this prospectus.

      The convertible notes bear regular interest at the rate of 1.0% per annum, from December 12, 2003, payable semi-annually in arrears in cash on June 15 and December 15 of each year, beginning June 15, 2004.

      The convertible notes will mature on December 15, 2033. We may redeem for cash some or all of the convertible notes at any time on or after December 15, 2010 at a redemption price equal to 100% of the principal amount of the convertible notes being redeemed, plus accrued and unpaid interest, if any.

      Holders of the convertible notes have the right to require us to purchase the convertible notes at a purchase price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest, if any, on December 15, 2010, 2013, 2018, 2023 or 2028 or upon a change of control event as described in this prospectus.

      Holders of convertible notes may convert the convertible notes into shares of our common stock only in the following circumstances:

•	during any calendar quarter commencing after March 31, 2004, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the conversion price in effect on such last trading day (initially 120% of $15.45, or $18.54);

•	if the convertible notes are called for redemption;

•	if we make specified distributions on our common stock or engage in specified transactions; and

•	during the five trading day period immediately following any ten consecutive trading day period in which the trading price per $1,000 principal amount of the convertible amount of the convertible notes for each day of such ten day period is less than 95% of the product of the closing sale price per share of our common stock on that day multiplied by the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the convertible notes.

      The initial conversion price is $15.45 per share (equivalent to an initial conversion rate of approximately 64.7249 shares per $1,000 principal amount of the convertible notes), subject to adjustment in certain circumstances. The last bid price is reported on NASDAQ on March 5, 2004 was $15.74 per share. The common stock is listed under the symbol “AKAM”.

      The convertible notes will be senior unsecured obligations and will rank, in right of payment, the same as all of our existing and future senior unsecured indebtedness. The convertible notes will rank senior in right of payment of all of our subordinated indebtedness and will be effectively subordinated to any secured indebtedness.

      Holders of convertible notes will have the option to require us to purchase for cash all or any portion of convertible notes held by them if a change of control, as defined in this prospectus occurs. The change of control purchase price will be 100% of the principal amount of the convertible notes to be purchased plus any accrued and unpaid interest, if any, to the date of repurchase.

      You should read the discussion under “Summary of Certain United States Federal Income Tax Considerations” beginning on page 34.

      For a more detailed description of the convertible notes, see the “Description of Convertible Notes” beginning on page 13.

Investing in the convertible notes or our common stock involves risks. See “Risk Factors” beginning on page 4.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

      We have not and the selling security holders have not, authorized anyone to provide you with information different from that contained or incorporated by references in this prospectus. We are not and the selling securityholders are not, offering to sell or seeking offers to buy, the securities in any jurisdiction other than where an offer or sale is permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities.

PROSPECTUS SUMMARY

      You should read the following summary together with more detailed information about us, our convertible notes, our common stock and our financial statements and accompanying notes appearing elsewhere in this prospectus.

AKAMAI TECHNOLOGIES, INC.

      We provide services and software that enable the world’s leading enterprises and government agencies to extend and control their e-business infrastructure. Akamai’s services are designed to enable enterprises and government agencies to extend the reach of their e-business infrastructures by ensuring the highest levels of availability, reliability and performance for all their business processes. Through our extensive distributed computing platform, we offer our customers reliable information flow and robust, confident control of information, enabling the secure delivery of networked information and applications. Our services are built upon our globally distributed platform for content, streaming media, and application delivery, which is comprised of more than 14,000 servers within over 1,000 networks in 71 countries.

      Our technology originated from research that our founders began developing at the Massachusetts Institute of Technology, or MIT, in 1995. In 1999, we began selling our content delivery services under the name FreeFlow®. Later that year, we added streaming media delivery services to our portfolio and introduced traffic management services that allow customers to monitor traffic patterns on their websites both on a continual basis and for specific events. In 2000, we began offering a software solution that identifies the geographic location and network origin from which end users access our customer’s websites, enabling content providers to customize content without compromising user privacy. In 2001, we commenced commercial sales of our EdgeSuite® offering, a suite of services that allows for high-performance and dynamic delivery of web content and applications to end users, wherever they are located globally. These services include content and application delivery, content targeting and personalization, business intelligence and streaming media. In 2003, we launched our EdgeComputingSM offering which extends our technology to customer applications. The EdgeComputing service allows enterprises to extend more of their applications into the network, closer to end users, including customers, partners, suppliers, and employees.

      Our services are easy to implement and are highly scalable. Historically, our FreeFlow customers selected bandwidth-intensive content, typically media-rich non-text objects such as photographs, banner advertisements and graphics, for delivery over our platform. With the introduction of our EdgeSuite service, customers may dynamically deliver a broader range of content and applications — such as customer relationship management tools, pay-per-view video, software updates and entire websites — over our platform.

      The technology underlying our EdgeSuite and EdgeComputing services enables us to locate applications and content geographically closer to end users. By moving electronic content and applications closer to our customers’ end users, our services allow enterprises to improve the end-user experience, boost reliability and scalability and reduce the cost of their e-business infrastructure. We believe that our EdgeSuite offering is the only service available in the industry capable of providing the benefits of distributed performance to an enterprise’s entire website and all aspects of its applications. Our EdgeSuite service reduces the amount of IP infrastructure required by our customers to maintain a global Internet presence. Site owners maintain a control copy of their applications and content, and our EdgeSuite service provides global delivery, load balancing and storage, thereby enabling businesses to focus valuable resources on strategic matters, rather than tactical infrastructure issues.

      The Akamai logo, the Akamai PlatformTM, EdgeSuite® and EdgeComputing® are trademarks or service marks of Akamai. All other trademarks or trade names in this prospectus are the property of their respective owners.

      Our address is Akamai Technologies, Inc., 8 Cambridge Center, Cambridge, Massachusetts 02142, (617) 444-3000.

The Offering

Issuer	Akamai Technologies, Inc.

Convertible Notes	$200,000,000 aggregate principal amount of 1.0% Convertible Senior Notes due 2033.

Offering Price	100% of the principal amount of each convertible note plus accrued interest, if any, from December 12, 2003. The convertible notes will be issued in integral multiples of $1,000 principal amount.

Maturity	December 15, 2033.

Ranking	The convertible notes will be senior unsecured obligations, will rank, in right of payment, the same as all of our existing and future senior unsecured indebtedness and will rank senior in right of payment to all of our subordinated indebtedness and will be effectively subordinated to any secured indebtedness. In addition, any outstanding liabilities and other obligations of our subsidiaries will be structurally senior to the convertible notes. See “Description of Convertible Notes.”

Interest	The convertible notes will bear interest at 1.0% per annum on the principal amount, from December 12, 2003, payable semi-annually in arrears in cash on June 15 and December 15 of each year, beginning June 15, 2004.

Contingent Convertibility	You may convert the notes into shares of our common stock at a conversion rate of 64.7249 shares of common stock per $1,000 principal amount of convertible notes (which represents an initial conversion price of $15.45 per share) only in the following circumstances:

• during any calendar quarter commencing after March 31, 2004, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding quarter is more than 120% of the conversion price in effect on such last trading day (initially 120% of $15.45, or $18.54);

• if the convertible notes are called for redemption;

• if we make specified distributions on our common stock or engage in specified transactions; or

• during the five trading day period immediately following any ten consecutive trading day period in which the trading price per $1,000 principal amount of the convertible notes for each day of such ten day period is less than 95% of the product of the closing sale price per share of our common stock on that day multiplied by the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the convertible notes.

See “Description of Convertible Notes.”

Redemption of the Convertible Notes at Our Option	We may redeem for cash all or a portion of the convertible notes at any time on or after December 15, 2010 at a price equal to 100% of the principal amount of the convertible notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date. See “Description of Convertible Notes.”

Repurchase of the Convertible Notes at the Option of the Holder	Holders may require us to repurchase all or a portion of their convertible notes on December 15, 2010, 2013, 2018, 2023 or 2028, at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase. See “Description of Convertible Notes.”

Change in Control	If a Change in Control occurs prior to maturity, a holder may require us to repurchase all or part of its convertible notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any. See “Description of Convertible Notes.”

Sinking Fund	None.

Registration Rights	We have filed with the SEC, and agreed to use our best efforts to cause to become effective no later than July 9, 2004, a shelf registration statement with respect to the resale of the convertible notes and the shares of our common stock issuable upon conversion of the notes and to use our best efforts to keep such shelf registration statement effective during such period or periods as are specified in “Description of Convertible Notes-Registration Rights.”

DTC Eligibility	The convertible notes will be issued in book-entry form and will be represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Convertible Notes.”

NASDAQ National Market Symbol for Common Stock	AKAM

      You should refer to the section entitled “Risk Factors” for an explanation of certain risks of investing in the convertible notes.

RISK FACTORS

      Investing in our securities involves risks that relate to us, the securities being offered under this prospectus, the industry in which we operate, general economic conditions and other matters.

      A number of risks that relate to the securities offered under this prospectus are set forth below. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus.

Risks Associated with the Convertible Notes

The convertible notes are unsecured and contain no financial covenants.

      The convertible notes are not secured by our assets. The indenture governing the convertible notes does not restrict our ability to incur additional debt, including secured debt. The convertible notes will be effectively subordinated to any of our existing or future secured indebtedness to the extent of the assets securing such indebtedness. In addition, the indenture does not contain any financial covenants, restrict our ability to repurchase our securities, pay dividends or make restricted payments or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases our level of indebtedness. Furthermore, the indenture contains only limited protections in the event that we are involved in a change in control transaction as defined in the indenture. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the convertible notes and our common stock but would not constitute a change in control transaction permitting holders to require us to repurchase their convertible notes under the indenture.

The convertible notes will be effectively subordinated to the liabilities of our subsidiaries.

      In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any of our subsidiaries, creditors of our subsidiaries generally will have the right to be paid in full before any distribution is made to us or the holders of the convertible notes. Accordingly, holders of the convertible notes are effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors, to the extent of the assets of the indebted subsidiary. This subordination could adversely affect our ability to pay our obligations on the convertible notes. Our subsidiaries have no obligation to pay any amounts due on the convertible notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments.

We may be unable to finance the repurchase of the convertible notes even if required by the holders pursuant to the indenture.

      Upon a change in control transaction, holders of the convertible notes may require us to redeem all or a portion of the convertible notes. If a change in control transaction were to occur, we may not have enough funds to pay the redemption price for all tendered convertible notes. Any credit agreements or other agreements relating to our indebtedness may contain provisions that expressly prohibit the repurchase of the convertible notes upon a change in control transaction or may provide that a change in control transaction constitutes an event of default under that agreement. If a change in control transaction occurs at a time when we are prohibited from repurchasing or redeeming convertible notes, we could seek the consent of our lenders to redeem the convertible notes or could attempt to refinance this debt. If we do not obtain a consent, we could not repurchase or redeem the convertible notes. Our failure to redeem tendered convertible notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

      In addition, we will be required to repurchase all or a portion of the outstanding convertible notes at the option of the holders on December 15, 2010, 2013, 2018, 2023 and 2028. However, it is possible that we will not have sufficient funds available at any such time to make the required repurchase of convertible notes and restrictions of our other indebtedness outstanding in the future may not allow such repurchase.

We may not be able to refinance the convertible notes if required or if we so desire.

      We may need or desire to refinance all or a portion of our indebtedness on or before maturity. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all. Currently, in order to repay the convertible notes at maturity or upon an earlier redemption or repurchase, we will need to generate funds through our operations or by issuing additional equity or incurring additional indebtedness. We may not be able to generate sufficient funds through operations or raise additional capital or incur additional indebtedness on commercially reasonable terms, if at all.

The contingent conversion features of the convertible notes could result in your receiving less than the value of the common stock into which the notes are convertible.

      The convertible notes are convertible into common stock only if specified conditions are met. If the specified conditions for conversion are not met, you may not be able to receive the value of our common stock into which the convertible notes would otherwise be convertible. Therefore, you may not be able to realize the appreciation, if any, in the value of our common stock after the issuance of the convertible notes in this offering.

Our stock price has been volatile and may decline following this offering.

      The market price of our common stock has been volatile. Fluctuations in the trading price of our common stock will affect the trading price of the convertible notes. Trading prices may continue to fluctuate in response to a number of events and factors, including the following:

•	quarterly variations in operating results and announcements of innovations;

•	new products, services and strategic developments by us or our competitors;

•	business combinations and investments by us or our competitors;

•	variations in our revenue, expenses or profitability;

•	changes in financial estimates and recommendations by securities analysts;

•	failure to meet the expectations of public market analysts;

•	performance by other companies in our industry;

•	news reports relating to trends in the content delivery, Internet or other product or service industries; and

•	geopolitical conditions such as acts of terrorism or military conflicts.

      Any of these events may cause the price of our shares to fall. In addition, the stock market in general and the market prices for technology companies in particular have experienced significant volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our shares, regardless of our operating performance.

Conversion of the notes may affect the trading price of our common stock.

      The conversion of some or all of the convertible notes and any sales in the public market of our common stock issuable upon such conversion could adversely affect the prevailing market price of our common stock. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the notes could depress our common stock price.

Provisions of our charter documents, our stockholder rights plan and Delaware law may have anti-takeover effects that could prevent a Change in Control even if the Change in Control would be beneficial to our stockholders.

      Provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, our Board of Directors has adopted a shareholder rights plan the provisions of which could make it more difficult for a potential acquirer of Akamai to consummate an acquisition transaction. See “Description of Capital Stock.”

Risks Associated with our Business

Failure to increase our revenue and keep our expenses consistent with revenues could prevent us from achieving and maintaining profitability.

      We have never been profitable under generally accepted accounting principles. We have incurred significant losses since inception in 1998 and expect to continue to incur losses through at least the first half of 2004. We have large fixed expenses, and we expect to continue to incur significant bandwidth, sales and marketing, product development, administrative, interest and other expenses. Therefore, we will need to generate significantly higher revenue to achieve and maintain profitability. There are numerous factors that could, standing alone or combined with other factors, impede our ability to increase revenue and/or moderate expenses, including:

•	failure to increase sales of our EdgeSuite and EdgeComputing services and related features and functions;

•	significant increases in bandwidth costs or other operating expenses;

•	any lack of market acceptance of our services due to continuing concerns about commercial use of the Internet, including security, reliability, speed, cost, ease of access, quality of service and regulatory initiatives;

•	any failure of our current and planned services and software to operate as expected;

•	a failure by us to respond rapidly to technological changes in our industry that could cause our services to become obsolete;

•	a continuation of adverse economic conditions worldwide that have contributed to slowdowns in capital expenditures by businesses, particularly capital spending in the information technology market;

•	failure of a significant number of customers to pay our fees on a timely basis or at all or to continue to purchase our services in accordance with their contractual commitments; and

•	inability to attract high-quality customers to purchase and implement our current and planned services and software.

The market for our services remains relatively new, and our business will suffer if the market does not develop as we expect.

      The market for our Internet-related services is relatively new. We cannot be certain that a broad-based market for our services will emerge or be sustainable. Many of our customers are early adopters of new technologies such as those we offer. If we are unable to maintain pricing levels or our market share among these companies, our revenues will not grow ad may decrease. If enterprises that are less aggressive in adopting new technologies are reluctant to purchase our services, we will have fewer opportunities to sell our services and will have difficulty generating growth and profits.

Our substantial leverage may harm our financial condition and results of operations, and our failure to significantly increase our revenue would seriously harm our business and operating results and could cause us to fail to make interest or principal payments or pay our outstanding indebtedness.

      We have significant long-term debt, and we may not be able to make interest or principal payments when due. As of December 31, 2003, our total long-term debt was approximately $386.0 million and our stockholders’ deficit was approximately $175.4 million. In January 2004, we issued an additional $25.0 million of the convertible senior notes. Our substantial level of indebtedness could adversely affect our future operations, by increasing our vulnerability to adverse changes in general economic and industry conditions and by limiting or prohibiting our ability to obtain additional financing for capital expenditures, acquisitions, and general corporate and other purposes.

      In December 2003 and January 2004, we repurchased $99.0 million in principal amount of our 5 1/2% convertible subordinated notes, which we refer to as the 5 1/2% notes. In February 2004, we announced a tender offer to repurchase up to an additional $101.0 million in aggregate principal amount of the 5 1/2% notes. The tender offer period is scheduled to expire on March 24, 2004. There can be no assurance, however, that we will complete the tender offer in whole or in part.

      Historically, we have had negative cash flow from operations. For the year ended December 31, 2003, net cash used in operating activities was approximately $18.0 million. As of March 9, 2004, we had $201.0 million in aggregate principal amount of our 5 1/2% notes outstanding. Assuming no additional 5 1/2% notes are converted or redeemed our annual interest payments on our 5 1/2% notes will be approximately $11.1 million and annual interest payment on the convertible notes will be approximately $2.0 million. In addition, if our 5 1/2% notes are converted or if we do not repurchase, redeem, exchange or otherwise repay our outstanding 5 1/2% notes prior to 2007, they will become due.

If we are required to seek additional funding, such funding may not be available on acceptable terms or at all.

      If our revenue decreases or grows more slowly than we anticipate or if our operating expenses increase more than we expect or cannot be reduced in the event of lower revenue, we may need to obtain funding from outside sources. If we are unable to obtain this funding, our business would be materially and adversely affected. In addition, even if we were to find outside funding sources, we might be required to issue securities with greater rights than the securities we have outstanding today. We might also be required to take other actions that could lessen the value of our common stock, including borrowing money on terms that are not favorable to us, if at all.

The markets in which we operate are highly competitive and we may be unable to compete successfully against new entrants and established companies with greater resources.

      We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We have experienced and expect to continue to experience increased competition. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances and substantially greater financial, technical and marketing resources than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Some of our current or potential competitors may bundle their services with other services, software or hardware in a manner that may discourage website owners from purchasing any service we offer or ISPs from installing our servers. Increased competition could result in price and revenue reductions, loss of customers and loss of market share, which could materially and adversely affect our business, financial condition and results of operations.

If the prices we charge for our services decline over time, our business and financial results are likely to suffer.

      Prices we have been charging for some of our services have declined in recent years. We expect that this decline may continue in the future as a result of, among other things, existing and new competition in the markets we address. Consequently, our historical revenue rates may not be indicative of future revenue based on comparable traffic volumes. If we are unable to sell our services at acceptable prices relative to our costs or if we are unsuccessful with our strategy of “upselling” our higher-priced services to our EdgeSuite delivery customers, our revenue and gross margins will decrease, and our business and financial results will suffer.

Reduction of revenue from Microsoft would cause our business and financial results to suffer.

      For the year ended December 31, 2003, Microsoft accounted for more than 10% of our revenue. In September 2003, we entered into an amendment to our content delivery services customer agreement with Microsoft that has a two-year term and includes a minimum usage commitment. Microsoft will have the right to reduce its commitment levels by 50% for the second year of the term and convert the contract to a month-to-month term after the first year if the parties fail to reach agreement as to appropriate price changes after the first year of the term. A significant decline in sales to Microsoft would reduce our revenue and cause our business and financial results to suffer.

Any unplanned interruption in our network or services could lead to significant costs and disruptions that could reduce our revenue and harm our business, financial results and reputation.

      Our business is dependent on providing our customers with fast, efficient and reliable distribution of application and content delivery services over the Internet. For our core services, we currently provide a guarantee that our networks will deliver Internet content 24 hours a day, seven days a week, 365 days a year. If we do not meet this standard, our customer does not pay for all or a part of its services on that day. Our network or services could be disrupted by numerous events, including natural disasters, failure or refusal of our third-party network providers to provide the capacity, power losses, and intentional disruptions of our services, such as disruptions caused by software viruses or attacks by unauthorized users. Any widespread loss or interruption of our network or services would reduce our revenue and could harm our business, financial results and reputation.

We may have insufficient transmission capacity which could result in interruptions in our services and loss of revenue.

      Our operations are dependent in part upon transmission capacity provided by third-party telecommunications network providers. We believe that we have access to adequate capacity to provide our services; however, there can be no assurance that we are adequately prepared for unexpected increases in bandwidth demands by our customers. In addition, the bandwidth we have contracted to purchase may become unavailable for a variety of reasons. For example, a number of these network providers are operating under the protection of the federal bankruptcy laws. As a result, there is uncertainty about whether such providers, or others that enter into bankruptcy, will be able to continue to provide services to us. Any failure of these network providers to provide the capacity we require, due to financial or other reasons, may result in a reduction in, or interruption of, service to our customers. If we do not have access to third-party transmission capacity, we could lose customers. If we are unable to obtain transmission capacity on terms commercially acceptable to us, our business and financial results could suffer. In addition, our telecommunications and network providers typically provide rack space for our servers. Damage or destruction of, or other denial of access to, a facility where our servers are housed could result in a reduction in, or interruption of, service to our customers.

Because our services are complex and are deployed in complex environments, they may have errors or defects that could seriously harm our business.

      Our services are highly complex and are designed to be deployed in and across numerous large and complex networks. From time to time, we have needed to correct errors and defects in our software. In the future, there may be additional errors and defects in our software that may adversely affect our services. If we are unable to efficiently fix errors or other problems that may be identified, we could experience loss of revenues and market share, damage to our reputation, increased expenses and legal actions by our customers.

If the estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may be adversely affected.

      Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments about, including without limitation taxes, revenue recognition, capitalization of internal-use software, contingent obligations, doubtful accounts and restructuring charges, that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us, such as those made in connection with our restructuring charges, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. If our estimates or the assumptions underlying them are not correct, we may need to accrue additional charges which could adversely affect our results of operations, which in turn could adversely affect our stock price.

If our license agreement with MIT terminates, our business could be adversely affected.

      We have licensed technology from MIT covered by various patents, patent applications and copyrights relating to Internet content delivery technology. Some of our technology is based in part on the technology covered by these patents, patent applications and copyrights. Our license is effective for the life of the patents and patent applications; however, under limited circumstances, such as a cessation of our operations due to our insolvency or our material breach of the terms of the license agreement, MIT has the right to terminate our license. A termination of our license agreement with MIT could have a material adverse effect on our business.

We have incurred and could continue to incur substantial costs defending our intellectual property from infringement or a claim of infringement.

      Other companies or individuals, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services. As a result, we may be found to infringe the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Companies in the Internet market are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. We have been named as a defendant in several lawsuits alleging that we have violated other companies’ intellectual property rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and require us to do one or more of the following:

•	cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	pay substantial damages;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; and

•	redesign products or services.

      If we are forced to take any of these actions, our business may be seriously harmed.

Our business will be adversely affected if we are unable to protect our intellectual property rights from third-party challenges.

      We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have brought numerous lawsuits against entities that we believe are infringing on our intellectual property rights. These legal protections afford only limited protection. Monitoring unauthorized use of our services is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Although we have licensed from other parties proprietary technology covered by patents, we cannot be certain that any such patents will not be challenged, invalidated or circumvented. Furthermore, we cannot be certain that any pending or future patent applications will be granted, that any future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent that may be issued will provide competitive advantages to us.

If we are unable to retain our key employees and hire qualified sales and technical personnel, our ability to compete could be harmed.

      Our future success depends upon the continued services of our executive officers and other key technology, sales, marketing and support personnel who have critical industry experience and relationships that they rely on in implementing our business plan. None of our officers or key employees is bound by an employment agreement for any specific term. We have a “key person” life insurance policy covering only the life of F. Thomson Leighton, our Chief Scientist and a member of our Board of Directors. The loss of the services of any of our key employees could delay the development and introduction of and negatively impact our ability to sell our services.

We face risks associated with international operations that could harm our business.

      We have operations in several foreign countries and may continue to expand our sales and support organizations internationally. Such expansion could require us to make significant expenditures. We are increasingly subject to a number of risks associated with international business activities that may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

•	lack of market acceptance of our software and services abroad;

•	increased expenses associated with marketing services in foreign countries;

•	general economic conditions in international markets;

•	currency exchange rate fluctuations;

•	unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

•	tariffs, export controls and other trade barriers;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and

•	potentially adverse tax consequences.

As part of our business strategy, we have entered into and may enter into or seek to enter into business combinations and acquisitions that may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

      We have made acquisitions of other companies in the past and may enter into additional business combinations and acquisitions in the future. Acquisitions are typically accompanied by a number of risks, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of our ongoing business, the potential distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses. If we are not successful in completing acquisitions that we may pursue in the future, we may be required to reevaluate our business strategy, and we may have incurred substantial expenses and devoted significant management time and resources without a productive result. In addition, with future acquisitions, we could use substantial portions of our available cash or make dilutive issuances of securities. Future acquisitions or attempted acquisitions could have an adverse effect on our ability to become profitable.

Internet-related and other laws could adversely affect our business.

      Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. In particular, the growth and development of the market for online commerce has prompted calls for more stringent tax, consumer protection and privacy laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. This could negatively affect the businesses of our customers and reduce their demand for our services. Tax laws that might apply to our servers which are located in many different jurisdictions could require us to pay additional taxes that would adversely affect our profitability. Internet-related laws, however, remain largely unsettled, even in areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet or our operations, or interpretations of existing law, could adversely affect our business.

Terrorist activities and resulting military and other actions could adversely affect our business.

      Terrorist attacks in New York, Pennsylvania and Washington, D.C. in September 2001 disrupted commerce throughout the United States and other parts of the world. The continued threat of terrorism within the United States and abroad, and the potential for military action and heightened security measures in response to such threat, may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in delays or cancellations of customer orders, a general decrease in corporate spending on information technology, or our inability to effectively market, sell or operate our services and software, our business and results of operations could be materially and adversely affected.

A class action lawsuit has been filed against us that may be costly to defend and the outcome of which is uncertain and may harm our business.

      We are named as a defendant in a purported class action lawsuit filed in 2001 alleging that the underwriters of our initial public offering received undisclosed compensation in connection with our initial public offering of common stock in violation of the Securities Act and the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. This litigation could be expensive and divert the attention of our management and other resources. We can provide no assurance as to the outcome of this action. Any conclusion of these matters in a manner adverse to us could have a material adverse affect on our financial position and results of operations.

We may become involved in other litigation that may adversely affect us.

      In the ordinary course of business, we may become involved in litigation, administrative proceedings and governmental proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, there can be no assurance that the results of any of these actions will not have a material adverse effect on our business, results of operations or financial condition.

RATIO OF EARNINGS TO FIXED CHARGES

      We have not recorded earnings for any fiscal year since inception and therefore have no earnings to cover fixed charges. Earnings (loss) consists of loss before provision for income taxes, dividends and accretion to preferred stock redemption value, and losses for investments accounted for under the equity method. Fixed charges consists of interest expense, amortization of deferred financing costs and a portion of rental expense that we believe to be representative of interest. The following table discloses our dollar coverage deficiency. The ratio of earnings to fixed charges is not disclosed since it is a negative number in each year and period.

	For the Years Ended December 31,

	2003	2002	2001	2000	1999
(in thousands)
Fixed charges:
Interest expense, including amortization of debt expense	$18,324	$18,357	$18,859	$8,928	$2,145
Estimate of interest within rental expense	1,995	3,168	4,752	3,135	198

Total fixed charges:	20,319	21,525	23,611	12,063	2,343

Earnings:
Pre-tax loss	(28,652)	(203,945)	(2,432,450)	(885,598)	(57,559)
Fixed charges per above	20,319	21,525	23,611	12,063	2,343

Total loss before fixed charges	(8,333)	(182,420)	(2,408,839)	(873,535)	(55,216)

Deficiency of earnings available to cover fixed charges	$(28,652)	$(203,945)	$(2,432,450)	$(885,598)	$(57,559)

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and “would” or similar words. You should carefully read statements that contain these words because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

USE OF PROCEEDS

      All of the convertible notes and the shares of common stock issuable upon conversion of the convertible notes are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the convertible notes or the shares of our common stock issuable upon conversion of the convertible notes.

      The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ National Market listing fees and fees and expenses of our counsel and our accountants.

DESCRIPTION OF CONVERTIBLE NOTES

General

      The convertible notes have been issued under an indenture, dated as of December 12, 2003, between us and U.S. Bank National Association, as trustee. The following description is a summary of the material provisions of the indenture. You can find the definitions of certain terms used in this description under the subheading “Definitions.” This description does not restate this agreement in its entirety. We urge you to read the indenture and registration rights agreement because they, and not this description, define your rights as holders of the convertible notes.

      The convertible notes are senior unsecured obligations and rank, in right of payment, the same as all of our existing and future senior unsecured indebtedness. The convertible notes rank senior in right of payment to all of our subordinated indebtedness and will be effectively subordinated to any secured indebtedness. In addition, any outstanding liabilities and other obligations of our subsidiaries are and will be structurally senior to the convertible notes. The convertible notes are convertible into our common stock as described under the heading “Conversion” below. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness or issuance or repurchase of our securities. The indenture contains no covenants or other provisions to afford protection to holders of the convertible notes in the event of a highly leveraged transaction by us except to the extent described under “Repurchase at the Option of Holders — Repurchase Upon a Change in Control.” The convertible notes are not guaranteed by any of our subsidiaries. We are not required to make sinking fund payments with respect to the convertible notes.

Principal, Maturity and Interest

      There is outstanding an aggregate principal amount of $200,000,000 of the convertible notes. The convertible notes mature on December 15, 2033. Interest on the convertible notes accrues at a rate of 1.0% per annum from December 12, 2003, payable semiannually on June 15 and December 15, commencing on June 15, 2004. We will make each interest payment to the holders of record of the convertible notes on the immediately preceding June 1 and December 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The convertible notes are payable both as to principal and interest on presentation of the convertible notes if in certificated form at the offices or agencies we maintain for such purpose within the City and State of New York or, at our option, payment of interest may be made by check mailed to the holders of the convertible notes at their respective addresses set forth in the register of holders of convertible notes or, if a holder who holds an aggregate principal amount of at least $5.0 million of convertible notes so requests, by wire transfer of immediately available funds to an account previously specified in writing by such holder to us and the trustee. Until otherwise designated by us, our office or agency in New York will be the offices of the trustee maintained for such purpose. The convertible notes are in registered form, without coupons, and in denominations of $1,000 and integral multiples of $1,000.

Ranking

      The convertible notes are senior unsecured obligations and rank, in right of payment, the same as all of our existing and future senior unsecured indebtedness. The convertible notes rank senior in right of payment to all of our subordinated indebtedness and will be effectively subordinated to any secured indebtedness. The convertible notes are senior to our outstanding 5 1/2% notes.

      The convertible notes are our exclusive obligations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the convertible notes to participate in those assets) is effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

      The indenture does not limit the amount of additional indebtedness, including any secured indebtedness, that we may create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities that any of our subsidiaries may create, incur, assume or guarantee.

Conversion

      Subject to the conditions described below, the holder of any convertible note may convert the principal amount of the convertible note (or any portion of it that is an integral multiple of $1,000) into shares of our common stock at the conversion price set forth on the cover page of this prospectus, subject to adjustment as described below, which we refer to as the “conversion price.”

      If any convertible notes are converted during the period after any record date but before the next interest payment date, interest on those convertible notes will be paid on the next interest payment date, notwithstanding such conversion, to the holder of record on the record date of those convertible notes. However, any convertible notes that are delivered to us for conversion after any record date but before the next interest payment date must, except as described in the next sentence, be accompanied by a payment equal to the interest payable on such interest payment date on the principal amount of convertible notes being converted. We will not require the payment to us described in the preceding sentence if, during that period between a record date and the next interest payment date, convertible notes are delivered for conversion on or after the date that we have issued a redemption notice and prior to the date of redemption. If any convertible notes are converted after an interest payment date but on or before the next record date, no interest will be paid on those convertible notes. No fractional shares will be issued upon conversion, but a cash adjustment will be made for any fractional shares.

      Holders may surrender their convertible notes for conversion into shares of our common stock prior to stated maturity under the following circumstances:

Conversion Upon Satisfaction of Market Price Condition

      A holder may surrender any of its convertible notes for conversion into shares of our common stock during any calendar quarter commencing after March 31, 2004 if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the previous quarter is more than 120% of the conversion price per share of common stock on such last trading day.

      The “closing sale price” of our common stock on any trading day generally means the closing per share sale price (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which our common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the NASDAQ system or otherwise as provided in the indenture.

Conversion Upon Redemption

      A holder may surrender for conversion any convertible note called for redemption at any time prior to the close of business two business days prior to the redemption date, even if it is not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions

      If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase shares of our common stock at less than the current market price of our common stock as of the business day prior to the date of declaration for such distribution or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 15% of the closing sale price of our common stock on the trading day preceding the declaration date for such distribution, we must notify the holders of the convertible notes at least 20 days prior to the ex-dividend date or such distribution. Once we have given such notice, holders may surrender their convertible notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the convertible notes are not otherwise convertible at such time; provided that a holder may not exercise this right to convert if the holder will otherwise participate in the distribution without conversion.

      If we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property (other than if such property consists of shares of voting common stock of the surviving person that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States, and such shares represent at least 95% of the aggregate fair market value (as determined by our board of directors) of such property), a holder may surrender its convertible notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a convertible note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its convertible notes immediately prior to the transaction. If the transaction also constitutes a Change in Control, a holder can require us to repurchase all or a portion of its convertible notes as described below under “Repurchase at the Option of Holders — Repurchase Upon a Change in Control.”

Conversion Upon Satisfaction of Trading Price Condition

      A holder may surrender any of its convertible notes for conversion into shares of our common stock during the five trading day period immediately following any ten consecutive trading day period in which the trading price per $1,000 principal amount of the convertible notes (as determined following a request by a holder of the convertible notes in accordance with the procedures described below) for each day of such ten day period is less than 95% of the product of the closing sale price of our common stock on that day multiplied by the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the convertible notes; provided, however, that if, on the day before any conversion pursuant to this 95% price condition that is on or after December 15, 2028, the closing sale price of our common stock is greater than 100% but less than 120% of the conversion price, then a holder surrendering convertible notes for such conversion will receive, in lieu of a number of shares of our common stock based on the conversion price, an amount in common stock equal to the principal amount of such holder’s convertible notes so surrendered plus accrued and unpaid interest as of the conversion date (which we refer to as a principal value conversion). Any shares of our common stock delivered will be valued at the greater of (x) the conversion price on the conversion date and (y) the average closing sale price of our common stock for a five trading day period commencing on the third trading day after the conversion date. We will deliver the shares to such holder on the ninth trading day following the conversion date.

      We define the trading price of the convertible notes on any date of determination as the average of the secondary market bid quotations per $1,000 principal amount of convertible notes obtained by the conversion agent for $5,000,000 in principal amount of the convertible notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by the conversion agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the conversion agent, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5,000,000 in principal amount of the convertible notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the convertible notes, then the trading price of the convertible notes will be deemed to be equal to the product of the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the convertible notes on such date of determination and the average of the closing sale prices for the 10 consecutive trading days ending on, and including such date of determination, subject to adjustment to account for any events requiring an adjustment to the conversion price. The conversion agent shall have no obligation to determine the trading price of the convertible notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price of the convertible notes is less than 95% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the convertible notes; at which time, we shall instruct the conversion agent to determine the trading price of the convertible notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 95% of the product of the closing sale price of our common stock and the number of shares of our common stock issuable upon conversion of $1,000 principal amount of the convertible notes.

Conversion Procedures

      You will not receive any cash payment representing accrued and unpaid interest upon conversion of a convertible note. Instead, upon conversion we will deliver to you a fixed number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the convertible notes, including accrued interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion price to account for the accrued interest. The trustee will initially act as the conversion agent.

      If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable conversion notice, together, if the convertible notes are in certificated form, with the certificated security, to the conversion agent who will, on the holder’s behalf, convert the convertible notes into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent.

Conversion Price Adjustments

      The conversion price is subject to adjustment upon the occurrence of certain events, including:

(1) the issuance of shares of common stock as a dividend or distribution on the common stock;

(2) the subdivision or combination of the outstanding common stock;

(3) the issuance to substantially all holders of common stock of rights or warrants to subscribe for or purchase common stock (or securities convertible into common stock) at a price per share less than the then current market price per share, as defined;

(4) the distribution of shares of our capital stock (other than common stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (5) below) to all holders of common stock;

(5) the distribution, by dividend or otherwise, of cash to all holders of common stock;

(6) the payment of an Excess Payment in respect of a tender offer or other negotiated transaction by us or any of our subsidiaries for common stock;

(7) the distribution to substantially all holders of common stock of rights or warrants to subscribe for securities (other than those referred to in clause (3) above). In the event of a distribution to substantially all holders of common stock of rights to subscribe for additional shares of our capital stock (other than those referred to in clause (3) above), we may, instead of making any adjustment in the conversion price, make proper provision so that each holder of a convertible note who converts the convertible note after the record date for the distribution and prior to the expiration or redemption of the rights will be entitled to receive upon that conversion, in addition to shares of common stock, an appropriate number of rights.

      No adjustment of the conversion price will be made until cumulative adjustments amount to one percent or more of the conversion price as last adjusted. However, we will carry forward any adjustments that are less than one percent of the conversion price. Except as described above in this section, we will not adjust the conversion price.

      If we reclassify or change our outstanding common stock, or consolidate with or merge into or transfer or lease all or substantially all of our assets to any person, or we are a party to a merger that reclassifies or changes our outstanding common stock, the convertible notes will become convertible into the kind and amount of securities, cash or other assets that the holders of the convertible notes would have owned immediately after the transaction if the holders had converted the convertible notes immediately before the effective date of the transaction.

      The indenture also provides that if rights, warrants or options expire unexercised, the conversion price shall be readjusted to take into account the actual number of warrants, rights or options which were exercised.

      In the indenture, the “current market price” per share of common stock on any date is deemed to be the average of the daily closing sale prices for the shorter of (1) 10 consecutive trading days ending on the last full trading day on the exchange or market referred to in determining the daily market prices prior to the time of determination (as defined in the indenture) or (2) the period commencing on the date next succeeding the first public announcement of the issuance of rights or warrants or distribution through the last full trading day prior to the time of determination.

      We will be permitted to make such reductions in the conversion price as we, in our discretion, determine to be advisable in order that any stock dividend, subdivision of shares, distribution or rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by us to our stockholders will not be taxable to the recipients.

      To the extent that we have a rights plan in effect, upon conversion of the convertible notes into common stock, the holder will receive, in addition to the shares of common stock, the rights under the rights plan, whether or not a rights certificate has been issued separate from the common stock issued at the time of conversion, subject to the exceptions set forth in the plan, and no adjustments to the conversion price will be made, except in limited circumstances. Our existing rights agreement and the rights under it are described under “Description of Capital Stock.” The conversion price will not be adjusted as a result of the distribution of separate certificates representing rights under this or any other future stockholders’ rights plan or the exercise of rights in accordance with such plan.

Optional Redemption

      At any time on or after December 15, 2010, we may redeem any portion of the convertible notes, in whole or in part, on at least 30 days’ but no more than 60 days’ notice, for cash at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest, to, but excluding, the redemption date.

Selection and Notice

      If less than all of the convertible notes are to be redeemed at any time, selection of convertible notes for redemption will be made by the trustee in compliance with the requirements of any securities exchange on which the convertible notes are listed. In the absence of any requirements of any securities exchange or if the convertible notes are not listed, selection of the convertible note to be redeemed will be made by lot, pro rata or any other method the trustee considers fair and appropriate, provided that no convertible notes of $1,000 or less will be redeemed in part. Notice of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of convertible notes to be redeemed at its registered address. If any convertible note is to be redeemed in part only, the notice of redemption that relates to that convertible note will state the portion of the principal amount to be redeemed. A new convertible note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original convertible note. On and after the redemption date, interest ceases to accrue on convertible notes or portions of them called for redemption.

Repurchase at the Option of Holders

Repurchase at Designated Times

      Holders of the convertible notes have the right to require us to repurchase the convertible notes on December 15, 2010, December 15, 2013, December 15, 2018, December 15, 2023 and December 15, 2028, each of which we refer to as a “repurchase date.” We will be required to repurchase any outstanding convertible notes for which a holder delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant repurchase date until the close of business two business days prior to the repurchase date. If the repurchase notice is given and withdrawn during such period, we will not be obligated to repurchase the related convertible notes. Our repurchase obligation will be subject to some additional conditions as described in the indenture. Also, our ability to satisfy our repurchase obligations may be affected by the factors described in “Risk Factors” under the caption “We may be unable to finance the repurchase of the convertible notes even if required by the holders pursuant to the indenture.”

      The repurchase price payable will be equal to 100% of the principal amount of the convertible notes to be repurchased plus any accrued and unpaid interest to such repurchase date. We will pay the repurchase price and any accrued and unpaid interest in cash. A holder’s notice electing to require us to repurchase its convertible notes must state:

•	if certificated convertible notes have been issued, the convertible notes certificate numbers, or if not certificated, a holder’s notice must comply with appropriate DTC procedures; and

•	the portion of the principal amount of convertible notes to be repurchased, in multiples of $1,000.

      You may withdraw any repurchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the date that is two business days prior to the repurchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn convertible notes;

•	if certificated convertible notes have been issued, the certificate numbers of the withdrawn convertible notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

      A holder must either effect book-entry transfer or deliver the convertible notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice and prior to the close of business on the date which is two business days prior to the applicable repurchase date to receive payment of the repurchase price. You will receive payment on the repurchase date or the time of book-entry transfer or the delivery of the convertible notes. If the paying agent holds money or securities sufficient to pay the repurchase price of the convertible notes for which proper and timely notice have been provided electing to have us repurchase such convertible notes on the business day following the applicable repurchase date, then:

•	such convertible notes will cease to be outstanding;

•	interest will cease to accrue on such convertible notes; and

•	all other rights of the holder of such convertible notes will terminate.

      This will be the case whether or not book-entry transfer of the convertible notes is made or whether or not the convertible note is delivered to the paying agent.

Repurchase Upon a Change in Control

      If a Change in Control, which is further described below, occurs, each holder of convertible notes will have the right to require us to repurchase all or any part of the holder’s convertible notes on the date fixed by us that is not less than 30 days nor more than 45 days after we give notice of the Change in Control. We will repurchase such convertible notes for an amount in cash equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

      A Change in Control means the occurrence of one or more of the following events:

(1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets to any Person or group of related Persons, other than to any of our wholly-owned subsidiaries, as defined in Section 13(d) of the Exchange Act, or a Group (whether or not otherwise in compliance with the provisions of the indenture);

(2) the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution (whether or not otherwise in compliance with the provisions of the indenture);

(3) any Person or Group shall become the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock;

(4) the first day on which a majority of the members of our board of directors are not continuing directors (as described below); or

(5) any consolidation by us with, or merger by us with or into, another Person or any consolidation by another Person with, or merger by another Person with or into, us, in any such event other than pursuant to a transaction in which the Persons that beneficially owned (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, the shares of our voting stock immediately prior to such transaction, beneficially own, directly or indirectly, immediately after such transaction, shares of voting stock of the continuing or surviving corporation representing at least a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving corporation in substantially the same proportion as such ownership immediately prior to the transaction.

      The definition of a Change in Control includes a phrase relating to the sale, lease, exchange or other transfer of “all or substantially all” of our assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise definition of the phrase under applicable law. Accordingly, the ability of a holder of convertible notes to require us to repurchase such convertible notes as a result of a sale, lease, exchange or other transfer of less than all of our assets to another person or Group may be uncertain.

      The term “continuing directors” means, as of any date of determination, any member of our board of directors who:

(1) was a member of such board of directors on the date of the original issuance of the convertible notes; or

(2) was nominated for election or elected to such board of directors with the approval of: (A) a majority of the continuing directors who were members of such board at the time of such nomination or election, or (B) a nominating committee, a majority of which committee shall be the continuing directors who were members of such board at the time of such nomination or election.

      The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have “beneficial ownership” of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

      On or before the 30th day after the Change in Control, we must mail to the trustee and all holders of the convertible notes a notice of the occurrence of a Change in Control, stating, among other things:

(1) that the Change in Control offer is being made under the covenant entitled “Repurchase at the Option of Holder — Repurchase Upon a Change in Control” and that all convertible notes tendered will be accepted for payment;

(2) the repurchase price and the repurchase date, which date will be no earlier than 30 days nor later than 45 days from the date the notice is mailed;

(3) that interest will continue to accrue on any convertible notes not tendered, as provided in the convertible notes;

(4) that, unless we default in the payment of the repurchase price, with respect to all convertible notes accepted for payment under the Change in Control offer, interest will cease to accrue after the repurchase date;

(5) that holders electing to have any convertible notes repurchased under a Change in Control offer will be required to surrender the convertible notes, with the form entitled Option of Holder to Elect Repurchase on the reverse of the convertible notes completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day preceding the repurchase date;

(6) that holders will be entitled to withdraw their election if the payment agent receives, not later than the close of business on the second business day preceding the repurchase date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of convertible notes delivered for repurchase, and a statement that the holder is withdrawing his election to have the convertible notes repurchased; and

(7) that holders whose convertible notes are being repurchased only in part will be issued new convertible notes equal in principal amount to the unrepurchased portion of the convertible notes surrendered, which unrepurchased portion must be equal to $1,000 or an integral multiple thereof in principal amount.

      We will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the convertible notes in connection with a Change in Control. On the repurchase date, we will, to the extent lawful:

(1) accept for payment convertible notes or portions of convertible notes tendered under the Change in Control offer;

(2) deposit with the paying agent an amount equal to the repurchase price in respect of all convertible notes or portions of convertible notes tendered; and

(3) deliver or cause to be delivered to the trustee the convertible notes accepted together with an Officers’ Certificate stating the convertible notes or portions of convertible notes tendered to us.

      The paying agent will promptly mail or deliver to each holder of convertible notes accepted payment in an amount equal to the repurchase price for the convertible notes. The trustee will promptly authenticate and mail to each holder a new convertible note equal in principal amount to any unrepurchased portion of the convertible notes surrendered, if any; provided that each new convertible note will be in a principal amount of $1,000 or an integral multiple of $1,000. We will publicly announce the results of the Change in Control offer on or as soon as practicable after the repurchase date.

      Our obligation to make a Change in Control offer will be satisfied if a third party makes the Change in Control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a Change in Control offer made by us and repurchases all convertible notes properly tendered and not withdrawn under the Change in Control offer.

      Except as described above, the indenture does not contain any other provision that permits the holders of the convertible notes to require that we repurchase or redeem the convertible notes in the event of a takeover, recapitalization or similar restructuring. The Change in Control offer requirement of the convertible notes may, in certain circumstances, make more difficult or discourage a takeover of us, and, thus, the removal of incumbent management. Management has not entered into any agreement or plan involving a Change in Control, although it is possible that we would decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into various transactions including acquisitions, refinancings or other recapitalizations, that would not constitute a Change in Control under the indenture, but that could increase the amount of indebtedness outstanding at the time or otherwise affect our capital structure or credit ratings.

Limitation on Merger, Sale or Consolidation

      The indenture provides that we may not, directly or indirectly, consolidate with or merge with or into, or sell, lease or otherwise dispose of all or substantially all of our assets, on a consolidated basis, whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, other than to our wholly-owned subsidiaries, unless:

(1) either:

(a) in the case of a merger or consolidation, we are the surviving entity; or

(b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of our obligations in connection with the convertible notes and the indenture; and

(2) no Default or Event of Default shall exist immediately before or after giving effect on a pro forma basis to such transaction.

      Upon any permitted consolidation or merger or any permitted sale, lease or other disposition of all or substantially all of our assets in accordance with the foregoing, the successor corporation formed by such consolidation or into which we are merged or to which such sale, lease or other disposition is made, shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor corporation had been named therein in the same manner as we are named, and, when a successor corporation duly assumes all of our obligations under the convertible notes and the indenture, we will be released from our obligations under the indenture and the convertible notes, except as to any obligations that arise from or as a result of such transaction.

      For purposes of the foregoing, the transfer, by lease, assignment, sale or otherwise, of all or substantially all of the properties and assets of one or more subsidiaries, which properties and assets, if held by us instead of such subsidiary, would constitute all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets. This “Limitation on Merger, Sale or Consolidation” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among us and any of our wholly-owned subsidiaries.

Limitation on Status as Investment Company

      The indenture provides that we will not, and will not permit any subsidiary to, conduct our or its business in a fashion that would cause us to be required to register as an “investment company” (as that term is defined in the Investment Company Act of 1940, as amended).

Events of Default

      The indenture provides that each of the following constitutes an Event of Default:

(1) a default for 30 days in the payment when due of interest on the convertible notes;

(2) a default in the payment of principal of any convertible note when due at its stated maturity, upon optional redemption, in connection with a repurchase of convertible notes at the option of a holder, in connection with a Change in Control offer or otherwise;

(3) the failure by us to comply for 30 days after notice with any of our obligations under the covenants described under “Repurchase at the Option of Holders” and “Limitation on Merger, Sale or Consolidation” (in each case, other than a failure to repurchase convertible notes in connection with a repurchase at the option of a holder or repurchase convertible notes in connection with a Change in Control offer);

(4) the failure by us for 60 days after notice to comply with any other covenants and agreements contained in the indenture or the convertible notes;

(5) the failure by us or any Significant Subsidiary to make any payment at final stated maturity, including any applicable grace period, in respect of our Indebtedness (other than non-recourse obligations) in an amount in excess of $15 million, and continuance of such failure for 30 days after written notice is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of convertible notes outstanding;

(6) a default by us or any Significant Subsidiary with respect to any of our Indebtedness (other than non-recourse obligations), which default results in the acceleration of Indebtedness in an amount in excess of $15 million;

(7) failure by us or any subsidiary of us that is a Significant Subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a Significant Subsidiary to pay final judgments for the payment of money (other than any judgment as to which a reputable insurance company has accepted liability subject to customary terms) aggregating in excess of $5.0 million, which judgments are not paid, wired, discharged or stayed within 60 days after their entry; and

(8) certain events of bankruptcy or insolvency with respect to us or any of our subsidiaries that is a Significant Subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a Significant Subsidiary.

      If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding convertible notes may declare all the convertible notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization, with respect to us or any Significant Subsidiary, all outstanding convertible notes will become due and payable without further action or notice. Holders of the convertible notes may not enforce the indenture or the convertible notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding convertible notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the convertible notes notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if it determines that withholding notice is in their interest.

      In the event of a declaration of acceleration of the convertible notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) above, the declaration of acceleration of the convertible notes will be automatically annulled if:

(1) the holders of any Indebtedness described in such clause (6) have rescinded or annulled the declaration of acceleration in respect of that Indebtedness or such Indebtedness has been discharged within 30 days after the date of the declaration;

(2) the annulment of the acceleration of the convertible notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

(3) all existing Events of Default have been cured or waived except nonpayment of principal or interest on the convertible notes that has become due solely because of the acceleration of the convertible notes.

      The holders of a majority in aggregate principal amount of the then outstanding convertible notes by notice to the trustee may on behalf of all of the holders waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on or the principal of the convertible notes.

      We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Shareholders

      None of our directors, officers, employees, incorporators or shareholders, in their capacity as such, has any liability for any of our obligations under the convertible notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the convertible notes by accepting a convertible note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the convertible notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that a waiver of such liabilities is against public policy.

Unclaimed Money; Prescription

      If money deposited with the trustee or paying agent for the payment of principal or interest remains unclaimed for two years, the trustee and the paying agent shall pay the money back to us at our written request. After that, holders of convertible notes entitled to the money must look to us for payment unless an abandoned property law designates another person and all liability of the trustee and the paying agent will cease. Other than as set forth in this paragraph, the indenture does not provide for any prescription period for the payment of interest and principal on the convertible notes.

Book-Entry, Delivery and Form

      The convertible notes were initially offered and sold to qualified institutional buyers in reliance on Rule 144A. We refer to these convertible notes as Rule 144A Notes. Except as set forth below, we issued the convertible notes in registered, global form, without coupons, in minimum denominations of $1,000, and integral multiples of $1,000 in excess thereof.

      Rule 144A Notes initially are represented by one or more convertible notes in registered form without interest coupons. We refer to these convertible notes as the Global Notes. The Global Notes were deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

      Except as set forth below, the Global Notes may be transferred, in whole or in part, only to another DTC nominee or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for convertible notes in certificated form except in the limited circumstances described below. See “Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of convertible notes in certificated form.

      Rule 144A Notes (including beneficial interests in the Global Notes) are subject to certain restrictions on transfer and bear a restrictive legend. In addition, transfers of beneficial interests in Global

Notes are subject to the applicable rules and procedures of DTC and its direct and indirect participants, which may change from time to time.

Depository Procedures

      The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

      DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the Participants) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the Indirect Participants). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

      DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchaser of the convertible notes with portions of the principal amount of Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to other owners of beneficial interest in the Global Notes).

      Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Note are subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Except as described below, owners of interests in the Global Notes will not have convertible notes registered in their names, will not receive physical delivery of convertible notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

      Payments in respect of the principal, premium, and special interest, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the convertible notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, nor any agent of ours or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

      DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the convertible notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of convertible notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the convertible notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

      Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

      DTC has advised us that it will take any action permitted to be taken by a holder of convertible notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the convertible notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the convertible notes, DTC reserves the right to exchange the Global Notes for legended convertible notes in certificated form, and to distribute such convertible notes to its Participants.

Exchange Of Global Notes For Certificated Notes

      A Global Note is exchangeable for definitive convertible notes, which we refer to as Certificated Notes, in registered certificated form under the following circumstances:

(1) if DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) if we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3) if there shall have occurred and be continuing an Event of Default with respect to the convertible notes.

      In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the restrictive legend(s) required by applicable law.

Same Day Settlement and Payment

      We will make payments in respect of the convertible notes represented by the Global Notes (including principal, premium, if any, and interest and special interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest, premium and special interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified or permitted to be specified, by mailing a check to each such holder’s registered address. The convertible notes represented by the Global Notes are expected to be eligible to be traded in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such convertible notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Transfer and Exchange

      A holder may transfer or exchange interests in the convertible notes in accordance with procedures described in “Book-Entry, Delivery and Form.” The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any convertible note selected for redemption. Also, we are not required to transfer or exchange any convertible note for a period of 15 days before a selection of convertible notes to be redeemed. The registered holder of a convertible note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

      Except as provided in the next succeeding paragraph, the indenture or the convertible notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding convertible notes, as applicable, including consents obtained in connection with a tender offer or exchange offer for the convertible notes, and any existing default or noncompliance with any provision of the indenture or the convertible notes may be waived with the consent of the holders of a majority in aggregate principal amount of then outstanding convertible notes, including consents obtained in connection with a tender offer or exchange offer for the convertible notes.

      Without the consent of each holder affected, an amendment or waiver may not:

(1) reduce the amount of convertible notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any convertible note, alter the provisions with respect to the optional redemption of the convertible notes in a manner adverse to the holders or alter the provisions with respect to repurchase of the convertible notes at the option of the holders;

(3) reduce the rate of or change the time for payment or accrual of interest on any convertible note;

(4) waive a default in the payment of principal of or interest on any convertible notes, except a rescission of acceleration of the convertible notes by the holders of at least a majority in aggregate principal amount of the convertible notes and a waiver of the payment default that resulted from such acceleration;

(5) make any convertible note payable in money other than that stated in the convertible notes or the indenture;

(6) make any change in the provisions of the indenture relating to waivers of past Events of Default or the rights of holders of convertible notes to receive payments of principal of or interest on the convertible notes;

(7) waive a redemption payment with respect to any convertible note;

(8) impair the right to convert the convertible notes into common stock;

(9) modify the conversion provisions of the indenture in a manner adverse to the holders of the convertible notes; or

(10) make any change in the foregoing amendment and waiver provisions.

      Notwithstanding the foregoing, without the consent of any holder of convertible notes, we and the trustee may amend or supplement the indenture or the convertible notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated convertible notes in addition to or in place of certificated convertible notes, to provide for the assumption of our obligations to holders of the convertible notes in the case of a merger or consolidation or certain transfers or leases, to make any change that would provide any additional rights or benefits to the holders of the convertible notes or that does not adversely affect the legal rights under the indenture of any such holder, or to comply with requirements of the SEC in order to maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Governing Law and Judgments

      The convertible notes and the indenture will be governed exclusively by and construed in accordance with the laws of the State of New York without giving effect to applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

      We will submit to the jurisdiction of the United States federal and New York state courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the convertible notes and the indenture. We have appointed CT Corporation System as our authorized agent upon which process may be served in any such action.

Concerning the Trustee

      The indenture contains limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

      The holders of the majority in aggregate principal amount of the then outstanding convertible notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee under the indenture, subject to certain exceptions. The indenture provides that if an Event of Default occurs, which is not cured or waived, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of convertible notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Definitions

      Set forth below are selected defined terms used in the indenture. Please refer to the indenture for a full definition of all terms, as well as certain other terms used in this description of the convertible notes for which no definition is provided.

      “Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

      “Excess Payment” means the excess of (A) the aggregate of the cash and value of other consideration paid by us or any of our subsidiaries with respect to our shares acquired in a tender offer or other negotiated transaction over (B) the market value of such acquired shares (by reference to the per share value of the shares remaining outstanding) after giving effect to the completion of a tender offer or other negotiated transaction.

      “Exchange Rate Contract” means, with respect to any Person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, the principal purpose of which is to provide protection against fluctuations in currency exchange rates. An Exchange Rate Contract may also include an Interest Rate Agreement.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and

statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are in effect on the Issuance Date and are applied on a consistent basis.

      “Guarantee” means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

      “Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or reimbursement agreements in respect thereof, or representing the balance deferred and unpaid of the purchase price of any property (which purchase price is due more than six months after the placing into service or delivery of such property) including pursuant to capital leases and sale-and-leaseback transactions, or representing any hedging obligations under an Exchange Rate Contract or an Interest Rate Agreement, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than obligations under an Exchange Rate Contract or an Interest Rate Agreement, would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the Guarantee of items which would be included within this definition if incurred directly by such Person. The amount of any Indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any Indebtedness issued with original issue discount. Indebtedness shall not include liabilities for taxes of any kind.

      “Interest Rate Agreement” means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement the principal purpose of which is to protect the party indicated therein against fluctuations in interest rates.

      “Issuance Date” means the date on which the convertible notes are first authenticated and issued.

      “Person” means person within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing.

      “Significant Subsidiary” means any of our subsidiaries that is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act, as such regulation is in effect on the date of the indenture.

Registration Rights

      Pursuant to a registration rights agreement, we have filed a shelf registration statement with the SEC, of which this prospectus is a part, with respect to resales of the convertible notes and the common stock issuable upon conversion of the convertible notes. We agreed to use our reasonable best efforts to cause such shelf registration statement to be declared effective by the SEC prior to July 9, 2004, and to use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act until December 12, 2005.

      We are permitted to suspend use of the prospectus that is part of the shelf registration statement during certain periods of time and in certain circumstances relating to pending corporate developments and public filings with the SEC and similar events. If the shelf registration statement ceases to be effective or usable for more than 60 days in the aggregate during any 12-month period in connection with resales of the convertible notes or the common stock issuable upon the conversion of the convertible notes during the periods specified in the registration rights agreement, then we will pay special interest to each holder of transfer restricted securities as further described below. With respect to the first 90 consecutive-day period immediately following the unavailability of the shelf registration statement, we will pay an amount equal to an increase in the annual interest on the convertible notes of 0.25% and with respect to any subsequent period, we will pay additional amounts equal to an increase in the annual interest rate on the convertible notes of 0.25% until the shelf registration statement again becomes available for use by holders of transfer restricted securities. All accrued special interest will be paid by us on each subsequent interest payment date in cash. Such payment will be made to the holder of the global notes by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes, if any, by wire transfer to the accounts specified by them to the extent permitted under the indenture or by mailing checks to their registered addresses if no such accounts have been specified by them. Following the cure of all Registration Defaults, the accrual of special interest will cease.

      Each convertible note and the common stock issuable upon conversion of the convertible note are considered to be transfer restricted securities until:

•	the date on which such convertible note or the common stock issuable upon conversion thereof has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement,

•	the date on which such convertible note or the common stock issuable upon conversion thereof is distributed to the public pursuant to Rule 144 under the Securities Act (or any similar provision then in effect) or is salable pursuant to Rule 144(k) under the Act, or

•	the date on which such convertible note or the common stock issuable upon conversion thereof ceases to be outstanding.

      We will provide to each holder of convertible notes, or the common stock issuable upon conversion of the convertible notes, who is named in this prospectus or a related prospectus supplement, copies of this prospectus or a related prospectus supplement, notify each such holder when such shelf registration statement for the convertible notes or the common stock issuable upon conversion thereof has become effective and take certain other actions as required to permit unrestricted resales of the convertible notes or the common stock issuable upon conversion thereof.

      A holder of the convertible notes or the common stock issuable upon conversion thereof that sells such securities pursuant to a this prospectus generally will be required to:

•	be named as a selling security holder in this prospectus or a related prospectus supplement,

•	deliver a prospectus to purchasers,

•	be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and be bound by the provisions of the registration rights agreement which are applicable to such holder, including certain indemnification and contribution rights and obligations.

DESCRIPTION OF OTHER INDEBTEDNESS

5 1/2% Convertible Subordinated Notes Due 2007

      As of December 5, 2003, we had outstanding $300 million in aggregate principal amount of our 5 1/2% notes. Interest on these 5 1/2% notes accrues at a rate of 5 1/2% and is payable semi-annually on January 1 and July 1, commencing on January 1, 2001. In December 2003 and January 2004, we repurchased $99.0 million in principal amount of the 5 1/2% notes.

      The 5 1/2% notes are general unsecured obligations, subordinated in right of payment to all our existing and future senior or secured indebtedness. The 5 1/2% notes are convertible into shares of our common stock. The convertible notes offered under this memorandum are senior to our 5 1/2% notes. The holder of any 5 1/2% note has the right, exercisable at any time following the date of original issuance of the 5 1/2% note and prior to its maturity, to convert the principal amount of the 5 1/2% note into shares of our common stock at a conversion price of $115.47 per share. The indenture which was executed in connection with the issuance of the 5 1/2% notes contains a fundamental change provision and covenants that govern the 5 1/2% notes.

      In February 2004, we announced a tender offer to repurchase up to $101.1 million in aggregate principal amount of the 5 1/2% notes. The tender offer period is scheduled to expire on March 24, 2004. There can be no assurance, however, that we will complete the tender offer in whole or in part.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 700,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share, of which 700,000 shares have been designated as shares of Series A Junior Participating Preferred Stock, par value $.01 per share. As of March 4, 2004, we had 122,633,463 shares of common stock outstanding held by 589 stockholders of record. As of March 4, 2004, no shares of Series A Junior Participating Preferred Stock were issued or outstanding.

Common Stock

      Holders of our common stock are entitled to one vote for each share held on matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive their proportionate share of any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the preferential rights of any outstanding preferred stock. The common stock has no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of the common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Stock Purchase Rights and Series A Junior Participating Preferred Stock

      On September 10, 2002, our Board of Directors declared a dividend of one preferred stock purchase right, which we refer to collectively as the Rights, for each outstanding share of our common stock to stockholders of record at the close of business on September 23, 2002, which we refer to as the Record Date. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, which we call the Series A Junior Participating Preferred Stock, at a purchase price of $65.00 in cash, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated September 10, 2002, as amended on January 29, 2004, between the Company and EquiServe Trust Company, N.A., as Rights Agent.

      Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of common stock, and no separate certificates representing the rights will be distributed. The Rights will separate from the common stock, and the “Distribution Date” will occur, upon the earlier of (i) 10 business days following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons, or an Acquiring Person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock or (b) the first date on which one of our executive officers has actual knowledge that an Acquiring Person has become such (we refer to such date as the Stock Acquisition Date), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock. The Distribution Date may be deferred in circumstances determined by the Board of Directors. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the common stock certificates outstanding on the record date, together with the summary of rights set forth in the Rights Agreement to be mailed to stockholders, or by new common stock certificates issued after the Record Date that contain a notation incorporating the

Rights Agreement by reference, (ii) the Rights will be transferred with and only with such common stock certificates; and (iii) the surrender for transfer of any certificates for common stock outstanding (with or without a copy of the summary of rights or such notation) will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

      The Rights will not be exercisable until the Distribution Date and will expire upon the close of business on September 10, 2012, which we refer to as the Final Expiration Date, unless earlier redeemed or converted as described below. As soon as practicable after the Distribution Date, separate rights certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate rights certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except for shares of common stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

      In the event that any person becomes an Acquiring Person, unless the event causing the 15% threshold to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of our common stock (or, in certain circumstances, cash, property or other securities of Akamai) which equals the exercise price of the Right divided by 50% of the Current Market Price (as defined in the Rights Agreement) per share of common stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by us as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to by us as a Section 11(a)(ii) Event.

      For example, at an exercise price of $65.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $65.00 such number of shares of common stock (or other consideration, as noted above) as equals $65.00 divided by one-half of the current market price (as defined in the Rights Agreement) of the common stock. Assuming that the common stock had a market price of $13.00 per share at such time, the holder of each valid Right would be entitled to purchase four shares of common stock, having a market value of 10 × $13.00, or $130.00, for $65.00.

      In the event that, at any time after any person becomes an Acquiring Person, (i) we are consolidated with, or merged with and into, another entity and we are not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or we are the surviving entity, but shares of our outstanding common stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of our assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the Current Market Price of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to by us as Section 13 Events. A Section 11(a)(ii) Event and Section 13 Events are collectively referred to by us as Triggering Events.

      For example, at an exercise price of $65.00 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $65.00 such number of shares of common stock of the acquiring company as equals $65.00 divided by one-half of the Current Market Price of such common stock. Assuming that such common stock had a market price of $13.00 per share at such time, the holder of each valid Right would be entitled to purchase four shares of common stock of the acquiring company, having a market value of 10 × $13.00, or $130.00, for $65.00.

      At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of our common stock, our Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

      The Purchase Price payable, and the number of units of Series A Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Participating Preferred Stock, (ii) if holders of the Series A Junior Participating Preferred Stock are granted certain rights or warrants to subscribe for Series A Junior Participating Preferred Stock or convertible securities at less than the then-Current Market Price of the Series A Junior Participating Preferred Stock, or (iii) upon the distribution to holders of the Series A Junior Participating Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of common stock is also subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Junior Participating Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Series A Junior Participating Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Junior Participating Preferred Stock on the last trading date prior to the date of exercise.

      Series A Junior Participating Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Junior Participating Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of Series A Junior Participating Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common stock is changed or exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Junior Participating Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Junior Participating Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

      At any time prior to the earlier of the tenth business day (or such later date as may be determined by our Board of Directors) after the Stock Acquisition Date, we may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by our Board of Directors in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Akamai, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Akamai common stock (or other consideration) or for common stock of the acquiring company as set forth above.

      Any provision of the Rights Agreement, other than the Redemption Price, may be amended by our Board of Directors prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, our Board of Directors’ authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

Other Preferred Stock

      Our board of directors is authorized to issue shares of additional shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

      The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The board’s ability to issue preferred stock will provide desirable flexibility in connection with possible acquisitions and other corporate purposes and could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. We have no present plans to issue any shares of preferred stock.

Delaware Law and our Charter and By-law Provisions; Anti-Takeover Effects

      We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

      Our certificate of incorporation and by-laws provide:

•	That the board of directors be divided into three classes, as nearly equal in size as possible, with no class having more than one director more than any other class, with staggered three-year terms;

•	That directors may be removed only for cause by the vote of the holders of at least 66% of the shares of our capital stock entitled to vote; and

•	That any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, us.

      The certificate of incorporation and by-laws also provide that:

•	Any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

•	Special meetings of the stockholders may only be called by the chairman of the board of directors, the president, or by the board of directors.

Our by-laws will also provide that, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to us.

      These provisions could delay until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders meeting, and not by written consent.

      Delaware law provides that the vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the vote of the holders of at least 75% of the shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our certificate of incorporation. Generally, our by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. Changes to our by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, and the election, removal and classification of members of the board of directors require the vote of the holders of at least 75% of the shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be then outstanding.

Limitation of Liability and Indemnification

      Our certificate of incorporation provides that our directors and officers shall be indemnified by us except to the extent prohibited by Delaware law. This indemnification covers all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or to our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion describes the material U.S. federal tax consequences of the ownership and disposition of the convertible notes and of our common stock into which the convertible notes may be converted. This discussion assumes that the convertible notes are properly characterized as indebtedness for U.S. federal income tax purposes and that the convertible notes and common stock received upon the conversion of the convertible notes cannot be integrated with any other financial instrument.

      This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect.

      This discussion applies only to holders that hold the convertible notes and our common stock as capital assets within the meaning of Section 1221 of the Code (that is, for investment purposes).

      This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding the convertible notes or our common stock as part of a “straddle,” “hedge,” “conversion,” “constructive sale,” or similar transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

      Persons considering the purchase of the convertible notes are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under tax treaties.

Tax Opinion

      We have received the opinion of Hale and Dorr LLP (the “Opinion”) to the effect that the statements of law and legal conclusions regarding the United States federal income tax consequences set forth in the section entitled “Summary of Certain United States Federal Income Tax Considerations,” subject to the limitations, qualifications and assumptions set forth therein, constitute Hale and Dorr’s opinion as to such tax consequences.

      The Opinion is based upon assumptions and limitations set forth above with respect to this discussion as well as the assumptions noted in the Opinion. The Opinion will not preclude the Internal Revenue Service or a court from adopting a contrary position. We will not seek a ruling from the Internal Revenue Service as to the U.S. federal income tax treatment of ownership of the convertible notes and our common stock.

      The Opinion is attached as exhibit 8.1 to the registration statement of which this prospectus is a part.

Tax Consequences to United States Holders

      As used herein, the term “United States Holder” means a beneficial owner of a convertible note or our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under U.S. federal income tax laws;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) a valid election is in place to treat the trust as a U.S. person.

      As used in this discussion, the term “Non-United States Holder” means a beneficial owner of a convertible note or our common stock that is not a United States Holder.

Taxation of Interest

      Interest paid on the convertible notes will be included in the income of a United States Holder as ordinary income at the time it is received or accrued, in accordance with the holder’s regular method of tax accounting.

Additional Interest

      If the amount or timing of any payments on a note is contingent, the note could be subject to special rules that apply to contingent payment debt instruments. These rules generally require a United States holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as interest income, which is taxed as ordinary income (rather than capital gain), any gain recognized on a sale, exchange, repurchase or retirement of the note before the resolution of the contingencies.

      If the convertible notes are not registered with the SEC within prescribed time periods or in certain other circumstances described above in “Description of the Convertible Notes — Registration Rights”, holders will be entitled to the payment of additional interest. Notwithstanding the possibility of such contingent payments, under applicable Treasury Regulations, payments on a note that are subject to either a remote or incidental contingency may be ignored. We believe that the prospect of the foregoing payments being made should be considered as a remote and/or incidental contingency so that the payments should be ignored.

      Therefore, for purposes of filing tax or information returns with the Internal Revenue Service, we will not treat the convertible notes as contingent payment debt instruments. Our determination that the convertible notes are not contingent payment debt instruments is binding on each holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the Internal Revenue Service. It is possible that the Internal Revenue Service may make a different determination, in which case the timing and amount of income inclusions by a holder may be affected. This discussion assumes that the convertible notes are not subject to the contingent payment debt instrument rules.

Amortizable Bond Premium on Notes

      If a United States Holder purchases a note for an amount in excess of all amounts payable on the note after the purchase date, other than payments of qualified stated interest and an amount attributable to a convertible notes conversion feature, the excess will constitute bond premium. The bond premium on a note will be the excess of the adjusted tax basis in the note upon purchase over the note’s principal amount.

      A United States Holder generally may elect to amortize the bond premium over the term of the note on a constant yield method. The amount amortized in any year will be treated as a reduction of interest income from the note for that year. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess would be allowed as a deduction for that year but only to the extent of the United States Holder’s prior interest inclusions with respect to the note.

      Because the convertible notes are redeemable at our option on or after December 15, 2010 (see “Description of Convertible Notes — Optional Redemption”), special rules will apply which require a United States Holder to determine the yield and maturity of a convertible note for purposes of calculating and amortizing bond premium by assuming that we will exercise our option to redeem the convertible note in a manner that maximizes his or her yield. If we do not exercise our option to redeem the convertible note in the manner assumed, then solely for purposes of calculating and amortizing any remaining bond premium, United States Holders must treat the convertible note as retired and reissued on the deemed redemption date for its adjusted purchase price as of that date. The adjusted purchase price of the convertible note is a United States Holder’s initial investment in the convertible note, decreased by the amount attributable to the conversion feature and by the amount of any payments, other than qualified stated interest payments, received with respect to such convertible note and any bond premium previously amortized by the holder.

      If a United States Holder does not elect to amortize bond premium, the bond premium on a convertible note will decrease the gain or increase the loss that the holder otherwise recognizes on the convertible note’s disposition. Any election to amortize bond premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that a United States Holder holds at the beginning of the first taxable year to which the election applies or that the holder thereafter acquires. A United States Holder may not revoke an election to amortize bond premium without the consent of the IRS.

      We urge holders to consult with their tax advisors regarding the consequences of amortizable bond premium and any relevant elections.

Market Discount on Notes

      If a United States Holder purchases a convertible note other than at original issue and his or her adjusted tax basis upon purchase is less than the convertible note’s principal amount, then the holder will be treated as having purchased that convertible note at a market discount equal to the difference. The foregoing does not apply if the amount of the market discount is less than the de minimis amount specified under the Code. Under the market discount rules, a United States Holder will be required to treat any gain on the sale, exchange, redemption, retirement or other taxable disposition of a convertible note, or any appreciation in a convertible note in the case of a nontaxable disposition, such as a gift, as ordinary income to the extent of the market discount that has not previously been included in income and that is treated as having accrued on the convertible note at the time of the payment or disposition. In addition, a United States Holder may be required to defer, until the maturity of the convertible note or earlier taxable disposition, the deduction of all or a portion of interest expense on any indebtedness incurred or continued to purchase or carry the convertible note.

      Any market discount will be considered to accrue evenly during the period from the day after purchase to the maturity date of the convertible note, unless the United States Holder elects to accrue the market discount on a constant yield method. A United States Holder may also elect to include market discount in income currently as it accrues, on either an even or constant yield method. In that event, the holder’s basis in the convertible note will increase by the amounts he or she so includes in income. If a United States Holder makes the election to include market discount in income currently, the rules described above regarding ordinary income on dispositions and deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies. A United States Holder may not revoke a market discount election without the consent of the IRS. We urge holders to consult with their tax advisors regarding these market discount elections.

      Holders should consult their own tax advisors concerning the existence of, and tax consequences of, market discount.

Sale, Exchange, Repurchase or Retirement of Convertible Notes

      Upon a sale, exchange, repurchase or retirement of a convertible note (other than a conversion into our common stock), a United States Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, repurchase or retirement (other than amounts representing accrued and unpaid interest) and such United States Holder’s adjusted tax basis in the convertible note. A United States Holder’s adjusted tax basis in a convertible note will generally be equal to the holder’s purchase price for the convertible note (decreased by any principal payments the holder receives with respect to the convertible note).

      Gain or loss recognized on the sale, exchange, repurchase or retirement of a convertible note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, repurchase or retirement the convertible note has been held for more than one year. Any amounts attributable to accrued interest, however, will be taxed as interest income (as discussed above under “Tax Consequences to United States Holders — Taxation of Interest”) to the extent the holder has not previously included such amounts in the holder’s taxable income. The deductibility of capital losses is subject to limitations.

Conversion of Convertible Notes into Common Stock

      A United States Holder’s conversion of a note into our common stock generally will not be a taxable event, except that the receipt of cash in lieu of a fractional share of our common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the United States Holder’s tax basis attributable to the fractional share).

      A United States Holder’s adjusted tax basis in our common stock received upon a conversion of a note will be the same as the United States Holder’s adjusted tax basis in the note at the time of the conversion, reduced by any basis attributable to a fractional share. The United States Holder’s holding period for the common stock received will include the holding period of the note converted.

Constructive Dividends

      If at any time we decrease the conversion price, either at our discretion or pursuant to the anti-dilution provisions of the indenture, the decrease may be deemed to be the payment of a taxable stock dividend to the United States Holders of the convertible notes, although the holder would not receive cash or other property. Generally, a reasonable decrease in the conversion price in the event of stock dividends or distributions of rights to our stockholders to subscribe for our common stock will not be a taxable dividend. In certain circumstances, the failure to adjust the conversion price may result in a deemed distribution to the holders of our common stock. Any constructive taxable stock dividend on the convertible notes may not be eligible under recently enacted legislation for taxation at lower rates.

Taxation of Distributions on Common Stock

      Distributions, if any, paid on our common stock after a conversion, other than certain pro rata distributions of common stock, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder and taxable as ordinary income when received or accrued, in accordance with such United States Holder’s method of accounting. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain. If the United States Holder is a U.S. corporation, it generally would be able to claim a deduction equal to a portion of any dividends received.

      Under recently enacted legislation, dividends received by noncorporate United States Holders on common stock may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain holding period requirements and other conditions are met. United States Holders should consult their own tax advisers regarding the implications of this new legislation in their particular circumstances.

Sale or Other Disposition of Common Stock

      Unless a nonrecognition provision applies, gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon conversion of a note will be recognized as capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s adjusted tax basis in the common stock disposed of and the amount realized on the disposition.

Tax Consequences to Non-United States Holders

Taxation of Interest

      Subject to the discussion below regarding backup withholding, interest income on the convertible notes paid to a Non-United States Holder will be exempt from U.S. federal income and withholding tax, provided that:

•	the Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest;

•	the certification requirement described below has been fulfilled with respect to the Non-United States Holder; and

•	such interest is not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States.

      The certification requirement referred to above will be fulfilled if the beneficial owner of a convertible note certifies to us or our paying agent on IRS Form W-8BEN (or an appropriate substitute form), under penalties of perjury, that it is not a U.S. person and provides its name and address.

      Interest income (including additional interest) on the convertible notes that is not exempt from U.S. federal income and withholding tax generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, unless such income is effectively connected income as described below in “Tax Consequences to Non-United States Holders — Effectively Connected Income”.

      Additional interest received by a Non-United States Holder if the convertible notes are not registered with the SEC within prescribed time periods or in certain other circumstances described above in “Description of the Convertible Notes — Registration Rights” may not be exempt from U.S. withholding tax as described above. Holders should consult with their own tax advisers regarding such determination.

Sale, Exchange or Other Disposition of Convertible Notes or Common Stock

      Subject to the discussion below regarding backup withholding, a Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale, exchange or other disposition (other than a conversion into our common stock, which is described below) of the convertible notes or of our common stock, unless:

•	the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States,

•	in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the sale, exchange or disposition and certain other conditions are met,

•	the Non-United States holder is subject to Code provisions applicable to certain U.S. expatriates, or

•	we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such holder held the convertible note or common stock, a U.S. real property holding corporation for U.S. federal income tax purposes; however, as long as our common stock is regularly traded on an established securities market, only Non-United States Holders who have held more than 5% of such class of stock at any time during such five-year or shorter period would be subject to taxation under this rule. We do not believe that we are currently or ever have been a U.S. real property holding corporation or that we will become one in the future, although there can be no assurance that we will not become such a corporation.

      Any gain realized on a sale, exchange or other disposition of the convertible notes taxed as interest income will be subject to the rules described above regarding taxation of interest.

Conversion of Convertible Notes into Common Stock

      Non-United States Holders generally will not be subject to U.S. federal income and withholding tax on the conversion of a note into shares of our common stock. However, any gain recognized by a Non-United States Holder on the conversion of a note into our common stock due to the receipt of cash in lieu of a fractional share will be subject to the rules described above regarding the sale, exchange or other disposition of a note.

Distributions on Convertible Notes and Common Stock

      If a Non-United States Holder of a convertible note were deemed to have received a constructive dividend (see “Tax Consequences to United States Holders — Constructive Dividends” above), the Non-United States Holder generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of the dividend unless such income is effectively connected income as described below in “Tax Consequences to Non-United States Holders — Effectively Connected Income.” In addition, dividends paid to a Non-United States Holder of our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty, unless such income is effectively connected income as described below in “Tax Consequences to Non-United States Holders — Effectively Connected Income”. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide to us or our paying agent a properly executed IRS Form W-8BEN (or an appropriate substitute form) certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund for all or a portion of the withholding tax.

Effectively Connected Income

      If a Non-United States Holder of a convertible note or of our common stock is engaged in a trade or business in the U.S. and if interest on the convertible note (including additional interest), gain realized on a sale, exchange or other disposition of the convertible note or of our common stock, or a dividend (including a constructive dividend) on the convertible note or on our common stock, is effectively connected with the conduct of the trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If a Non-United States Holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Non-United States Holders with effectively connected income or gain should consult their own tax advisers with respect to other tax consequences of the ownership of the convertible note or of our common stock, including the possible imposition of a 30% branch profits tax.

United States Federal Estate Tax

      A note held or beneficially owned by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual’s estate for U.S. federal estate tax purposes, unless an applicable U.S. estate tax treaty otherwise applies.

      Non-United States Holders should consult with their tax advisors regarding U.S. federal, state, local and foreign tax consequences with respect to the convertible notes and common stock.

Backup Withholding and Information Reporting

      Information returns may be filed with the IRS in connection with payments on the convertible notes and the common stock and the proceeds from a sale or other disposition of the convertible notes or the common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

      We originally issued the convertible notes covered by this prospectus on December 12, 2003 and January 7, 2004 to Credit Suisse First Boston LLC, whom we refer to as the initial purchaser of the convertible notes. The initial purchaser of the convertible notes advised us that the convertible notes were resold in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers,” as defined in Rule 144A of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the convertible notes and/or shares of the common stock issuable upon conversion of the convertible notes pursuant to this prospectus.

      The convertible notes and the shares of common stock issuable upon conversion of the convertible notes are being registered in accordance with the registration rights agreement. Pursuant to the registration rights agreement, we are required to file a registration statement with regard to the convertible notes and the shares of our common stock issuable upon conversion of the convertible notes and to keep the registration statement effective until the earlier of:

(1) the sale of all the securities registered pursuant to the registration rights agreement, and

(2) the expiration of the holding period applicable to these securities under Rule 144(k) under the Securities Act or any successor provision.

      The selling securityholders may choose to sell convertible notes and/or the shares of common stock issuable upon conversion of the convertible notes from time to time. See “Plan of Distribution.”

      The following table sets forth:

(1) the name of each selling securityholder who has provided us with notice as of the date of this prospectus pursuant to the registration rights agreement that they may intend to sell or otherwise dispose of convertible notes and/or shares of common stock issuable upon conversion of the convertible notes pursuant to the registration statement,

(2) the principal amount of convertible notes and the number of shares of our common stock issuable upon conversion of the convertible notes which they may sell from time to time pursuant to the registration statement, and

(3) the amount of outstanding convertible notes and share of our common stock beneficially owned by the selling securityholder after completion of the offering (excluding any shares owned or acquired other than upon conversion of the convertible notes).

      To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates, during the three years prior to the date of this prospectus.

      A selling securityholder may offer all or some portion of the convertible notes and shares of the common stock issuable upon conversion of the convertible notes. Accordingly, no estimate can be given as to the amount or percentage of convertible notes or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their convertible notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

      The information contained under the column heading “Shares of Common Stock That may be Sold” represents shares issuable upon conversion of the principal amount of convertible notes listed and assumes conversion of the full amount of the convertible notes at the initial rate of $15.45 per $1,000 in principal amount of the convertible notes. The name “Unknown” represents the remaining selling securityholders. We are unable to provide the names of these securityholders because certain of these convertible notes are currently evidenced by a global convertible note which has been deposited with DTC and registered in the name of Cede & Co. as DTC’s nominee.

	Principal Amount of		Principal Amount of	Shares of
	Convertible Notes	Shares of	Convertible Notes	Common Stock
	Beneficially Owned	Common Stock	Owned After	Beneficially Owned
	That May Be	That May	Completion of	After Completion
Name	Sold($)	Be Sold	Offering($)	of Offering

BNP Paribas Equity Strategies, SNC	1,604,000	103,818	0	0
CNM CA Master Account, L.P.	1,000,000	64,725	0	0
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	1,588,000	102,783	0	0
Credit Suisse First Boston LLC	34,500,000	2,233,009	0	0
Geode U.S. Convertible Arbitrage Fund	3,000,000	194,174	0	0
Goldman, Sachs & Co.	5,000,000	323,624	0	0
Grace Brothers, Ltd.	1,500,000	97,087	0	0
Grace Convertible Arbitrage Fund, Ltd.	6,000,000	388,349	0	0
Guggenheim Portfolio Co. XV, LLC	750,000	48,544	0	0
Hourglass Masterfund, Ltd.	1,700,000	110,032	0	0
JMG Capital Partners, L.P.	8,750,000	566,343	0	0
JMB Triton Offshore Fund, Ltd.	11,250,000	728,155	0	0
KBC Convertible Mac28 Fund, Ltd.	2,340,000	151,456	0	0
KBC Convertible Opportunities Fund	15,080,000	976,051	0	0
KBC Financial Products USA Inc.	4,000,000	258,899	0	0
KBC Multi Strategy Arbitrage Fund	7,280,000	471,197	0	0
Lyxor/ Convertible Arbitrage Fund Limited	140,000	9,061	0	0
Melody IAM, Ltd.	1,300,000	84,142	0	0
Piper Jaffray & Co.	2,000,000	129,449	0	0
Radcliffe SPC, Ltd.	2,000,000	129,449	0	0
Ramius Master Fund, LTD	3,000,000	194,175	0	0
RCG Halifax Master Fund, LTD	750,000	48,544	0	0
RCG Latitude Master Fund, LTD	4,500,000	291,262	0	0
RCG Multi Strategy Master Fund, LTD	1,250,000	80,906	0	0
Singlehedge U.S. Convertible Arbitrage Fund	448,000	28,997	0	0
Sturgeon Limited	220,000	14,239	0	0
Xavex Convertible Arbitrage 5 Fund	750,000	48,544	0	0
ZCM Asset Holding, LLC	300,000	19,417	0	0
Any other holder of convertible notes or future transferee, pledgee, donee or successor of any holder(1)	78,000,000	5,048,552	0	0

Total	200,000,000	12,944,983	0	0

(1)	Information about other selling securityholders will be set forth in prospectus supplements or amendments to this prospectus, as applicable. Assumes that any other holders of convertible notes or any future transferees, pledgees, donees or successors of any holder of convertible notes do not beneficially own any shares of our common stock other than the shares of our common stock issuable upon conversion of the convertible notes.

If, after the date of this prospectus, a securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of convertible notes pursuant to the registration statement, we may supplement this prospectus to include that information.

PLAN OF DISTRIBUTION

      We are registering the convertible notes and the shares of our common stock issuable upon conversion of the convertible notes to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the convertible notes and the shares of our common stock issuable upon conversion of the convertible notes covered by this prospectus.

      We will not receive any of the proceeds from the offering of the convertible notes or the shares of our common stock issuable upon conversion of the convertible notes by the selling securityholders. The convertible notes and shares of common stock issuable upon conversion of the convertible notes may be sold from time to time directly by any selling securityholder or, alternatively, through underwriters, broker-dealers or agents. If convertible notes or shares of common stock issuable upon conversion of the convertible notes are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents’ commissions.

      The convertible notes or shares of common stock issuable upon conversion of the convertible notes may be sold:

(1) in one or more transactions at fixed prices,

(2) at prevailing market prices at the time of sale,

(3) at varying prices determined at the time of sale or

(4) at negotiated prices.

      Such sales may be effected in transactions, which may involve block trades or transactions in which the broker acts as agent for the seller and the buyer:

(1) on any national securities exchange or quotation service on which the convertible notes or shares of common stock issuable upon conversion of the convertible notes may be listed or quoted at the time of sale,

(2) in the over-the-counter market,

(3) in transactions otherwise than on a national securities exchange or quotation service or in the over-the-counter market, or

(4) through the writing of options.

      In connection with sales of the convertible notes or shares of common stock issuable upon conversion of the convertible notes or otherwise, any selling securityholder may:

(1) enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the convertible notes or shares of common stock issuable upon conversion of the convertible notes in the course of hedging the positions they assume,

(2) sell short and deliver convertible notes or shares of common stock issuable upon conversion of the convertible notes to close out the short positions, or

(3) loan or pledge convertible notes or shares of common stock issuable upon conversion of the convertible notes to broker-dealers that in turn may sell the securities.

      Our outstanding common stock is publicly traded on the NASDAQ National Market. The initial purchaser of the convertible notes has advised us that it is making and currently intends to continue making a market in the convertible notes; however, it is not obligated to do so and any market-making of this type may be discontinued at any time without notice, in the sole discretion of the initial purchaser. We do not intend to apply for listing of the convertible notes on NASDAQ or any securities exchange. Accordingly, we cannot ensure that any trading market will develop or have any liquidity.

      The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the convertible notes or the shares of common stock issuable upon conversion of the convertible notes may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the convertible notes or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A, Regulation S or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A, Regulation S or any of the other available exemptions rather than pursuant to this prospectus.

      There is no assurance that any selling securityholder will sell any or all of the convertible notes or shares of common stock issuable upon conversion of the convertible notes described in this prospectus, and any selling securityholder may transfer, devise or gift the securities by other means not described in this prospectus.

      We originally issued the convertible notes to the initial purchasers in December 2003 and January 2004 in private placements. We agreed to indemnify and hold the initial purchasers of the convertible notes harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the convertible notes by the initial purchasers. The registration rights agreement provides for us and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

      We agreed pursuant to the registration rights agreement to use our best efforts to cause the registration statement to which this prospectus relates to become effective as promptly as is practicable and to keep the registration statement effective until the earlier of:

(1) the sale of all the securities registered pursuant to the registration rights agreement, and

(2) the expiration of the holding period applicable to the securities under Rule 144(k) under the Securities Act or any successor provision.

      The registration rights agreement provides that we may suspend the use of this prospectus in connection with sales of convertible notes and shares of common stock issuable upon conversion of the convertible notes by holders for a period not to exceed an aggregate of 60 days in any 365 day period, under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. We will bear the expenses of preparing and filing the registration statement and all post-effective amendments.

VALIDITY OF SECURITIES

      The validity of the convertible notes and underlying shares of common stock offered hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopoers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      The SEC also maintains a Web site, the address of which is http://www.sec.gov. That site also contains our annual, quarterly and special reports, proxy statements, information statements and other information.

      This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC’s Web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

      We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

(1) Our Annual Report on Form 10-K for the year ended December 31, 2003;

(2) Our Current Reports on Form 8-K filed on January 8, 2004, February 2, 2004 and March 24, 2004;

(3) The description of our common stock contained in our Registration Statement on Form 8-A declared effective on October 28, 1999; and

(4) The description of our Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A declared effective on September 11, 2002 and as amended on February 2, 2004.

      You may request a copy of these documents, which will be provided to you at no cost, by contacting:

Akamai Technologies
8 Cambridge Center
Cambridge, MA 02142
Attention: General Counsel
Telephone: (617) 444-3000

      We also make available free of charge through our Internet website at www.akamai.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on for 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.

      You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by Akamai, except any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the convertible notes or the shares of common stock underlying such convertible notes. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$25,340
Printing and engraving expenses	25,000
Legal fees and expenses	50,000
Accounting fees and expenses	20,000

Total expenses	$120,340

Item 15.	Indemnification of Directors and Officers.

      Article SEVENTH of our Amended and Restated Certificate of Incorporation provides that no director of our company shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

      Article EIGHTH of our Certificate of Incorporation provides that a director or officer of our company (a) shall be indemnified by us against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of our company) brought against him by virtue of his position as a director or officer of our company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of our company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by our company against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of our company brought against him by virtue of his position as a director or officer of our company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of our company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by us against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

      Indemnification is required to be made unless we determine that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by us that the director or officer did not meet the applicable standard of conduct required for indemnification, or if we fail to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

      Article Eighth of our Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers we must indemnify those persons to the fullest extent permitted by such law as so amended.

      Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

      We maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

      In the underwriting agreements the underwriters will agree to indemnify, under certain conditions, us, our directors, certain of our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 16.	Exhibits and Financial Statement Schedules.

      The exhibits filed as part of this Registration Statement on Form S-3 are listed in the Exhibit Index immediately preceding the exhibits and are incorporated herein.

Item 17.	Undertakings.

      The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on March 24, 2004.

AKAMAI TECHNOLOGIES, INC.

By:	/s/ ROBERT COBUZZI

Robert Cobuzzi,
Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* George H. Conrades	Chairman and Chief Executive Officer (Principal Executive Officer)	March 24, 2004

/s/ ROBERT COBUZZI Robert Cobuzzi	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 24, 2004

* Martin M. Coyne II	Director	March 24, 2004

* C. Kim Goodwin	Director	March 24, 2004

* Ronald Graham	Director	March 24, 2004

* William A. Halter	Director	March 24, 2004

Peter J. Kight	Director	March 24, 2004

Signature		Title	Date

* F. Thomson Leighton		Director	March 24, 2004

* Frederic V. Salerno		Director	March 24, 2004

* Naomi O. Seligman		Director	March 24, 2004

*By:	/s/ ROBERT COBUZZI Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

*1.1	Purchase Agreement, dated as of December 8, 2003, by and between the Registrant and Credit Suisse First Boston LLC
**3.1	Amended and Restated Certificate of Incorporation of the Registrant
***3.2	Amended and Restated By-Laws of the Registrant
****3.3	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant
***4.1	Specimen common stock certificate
*4.2	Indenture, dated as of December 12, 2003 by and between the Registrant and U.S. Bank National Association.
*****4.3	Indenture, dated as of June 20, 2000, by and between the Registrant and State Street Bank and Trust Company
*4.4	Registration Rights Agreement, dated as of December 12, 2003, by and between the Registrant and Credit Suisse First Boston LLC
**4.5	Fourth Amended and Restated Registration Rights Agreement dated September 29, 1999
#######5.1	Opinion of Hale and Dorr LLP
8.1	Tax Opinion of Hale and Dorr LLP
†10.1	Second Amended and Restated 1998 Stock Incentive Plan of the Registrant, as amended
***10.2	Form of Restricted Stock Agreement granted under the 1998 Stock Incentive Plan of the Registrant
***10.3	Form of Incentive Stock Option Agreement granted under the 1998 Stock Incentive Plan of the Registrant
***10.4	Form of Nonstatutory Stock Option Agreement granted under the 1998 Stock Incentive Plan of the Registrant
***10.5	1999 Employee Stock Purchase Plan, as amended
††10.6	Lease Termination Agreement, dated as of March 18, 2002, by and between the Registrant and Massachusetts Institute of Technology
††10.7	Sublease Agreement, dated as of May 3, 2002, by and between the Registrant and Novell, Inc., as amended by a First Amendment dated as of June 6, 2002
†††10.7	Incentive Stock Option Agreement, dated as of July 12, 2002, by and between the Registrant and George Conrades
†††10.8	Incentive Stock Option Agreement, dated as of July 12, 2002, by and between the Registrant and Paul Sagan
††††10.9	Office Lease, dated June 30, 2000, between the Registrant and San Tomas Properties, LLC
††††10.10	Agreement, dated November 6, 2002, between the Registrant and San Tomas Properties, LLC
†††††10.11	Rights Agreement, dated September 10, 2002, by and between the Registrant and Equiserve Trust Company, N.A.
#10.12	2001 Stock Incentive Plan of the Registrant
##10.13	Restricted Stock Agreement, dated as of November 14, 2002, between the Registrant and Michael Ruffolo
##10.14	Restricted Stock Agreement, dated as of November 14, 2002, between the Registrant and Chris Schoettle
##10.15	Incentive Stock Option Agreement, dated as of November 18, 2002, between the Registrant and Robert Cobuzzi

Exhibit
Number	Description

***10.16	Patent and Copyright License Agreement, dated as of October 26, 1998, between the Registrant and Massachusetts Institute of Technology
###10.17	Amendment to Real Estate Lease, dated May 5, 2003, between the Registrant and San Tomas Properties, LLC
###10.18	2003 EVP Incentive Plan, dated April 29, 2003, between the Registrant and Michael Ruffolo
###10.19	2003 EVP Incentive Plan, dated May 2, 2003, between the Registrant and Chris Schoettle
####10.20	Incentive Stock Option Agreement, dated May 15, 2003, between the Registrant and Michael Ruffolo
####10.21	Incentive Stock Option Agreement, dated May 15, 2003, between the Registrant and Chris Schoettle
@####10.22	Akamai Services Customer Agreement, dated as of September 1, 2003, between the Registrant and Microsoft Corporation
#####10.23	Form of Deferred Stock Unit Agreement for Non-Employee Directors of the Registrant
##10.24	Employment Offer Letter, dated as of July 24, 2001, between the Registrant and Michael Ruffolo
##10.25	Employment Offer Letter, dated as of February 15, 2001, between the Registrant and Chris Schoettle
######10.26	Employment Offer Letter, dated August 21, 2003, between the Registrant and Melanie Haratunian
#######12.1	Statement of Computation of Ratio of Earnings to Fixed Charges
#######21.1	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP
#######23.2	Consent of Hale and Dorr LLP (included in Exhibit 5.1)
23.3	Consent of Hale and Dorr LLP (included in Exhibit 8.1)
#######24.1	Power of Attorney (see page II-4 of this Registration Statement)
#######25.1	Statement of Eligibility of Trustee

*	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2003.
**	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 14, 2000.
***	Incorporated by reference to the Registrant’s Form S-1 (File No. 333-85679), as amended, filed with the Securities and Exchange Commission on August 21, 1999.
****	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2002.
*****	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Commission on June 27, 2000.
†	Incorporated by reference to the Registrant’s Form S-8 filed with the Commission on May 25, 2000.
††	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on May 14, 2002.
†††	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 13, 2002.
††††	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2002.

†††††	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Commission on September 11, 2002.
#	Incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on February 27, 2002.
##	Incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 28, 2003.
###	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on May 15, 2003.
####	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 14, 2003.
#####	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2003.
######	Incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 10, 2004.
#######	Previously filed.
@	Confidential treatment has been requested as to certain portions of this Exhibit. Such portions have been omitted and filed separately with the Securities and Exchange Commission.